UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
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SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Magal Security Systems Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

M6787D104
(CUSIP Number)

FIMI FIVE 2012 Ltd. Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,854,160
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,854,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,854,160
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,854,160
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,854,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,854,160
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Five, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,854,160
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,854,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,854,160
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS. Shira & Ishay Davidi Management Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,854,160
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,854,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,854,160
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,854,160
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,854,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,854,160
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 8 Pages

This Amendment No. 1 to Schedule 13D amends Schedule 13D originally filed on August 7, 2014.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 9,854,160 Shares purchased by FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds") was US$ 35,710,933. The source of funding for the purchase of the Shares was, and the source of funding for the additional contingent amount and for the purchase of any additional Shares is currently expected to be, the capital of the FIMI V Funds.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following sentence:

FIMI V Funds participated in a rights offering that was initiated by the Company on September 7, 2016. In such rights offering, the Company distributed to each holder of its Shares on the record date, one subscription right ("the Right") for each eight Shares of the Company held by such holder. The Right entitles the holder to purchase, for the subscription price of $11.58, three ordinary shares of the Company (reflecting a price of $3.86 per share). In such Rights distribution FIMI V Funds received 1,130,956.67 Rights (including through an exercise of over-subscription rights granted in the rights offering) to purchase 3,392,870 Shares for a total subscription price of US $ 13,096,478.20.  The Rights expired on September 30, 2016 and the Shares were issued to FIMI V Funds on or about August 11, 2016.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)- (b)    The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over 9,854,160 Shares, representing approximately 43.55% of the Issuer's Shares (based upon the 22,624,748 shares stated to be outstanding as of October 5, 2016 on the Form 6-K filed by the Issuer with the Securities Exchange Commission on October 6, 2016).

(c)           6,461,290 Shares were purchased by the FIMI V Funds pursuant to an Agreement dated July 30, 2014 from the Issuer’s controlling shareholder, Ki Corporation Limited, at a price of US$ 3.50 per Share. In the event that the FIMI V Funds sell these Shares at an aggregate price greater than $45,229,030, the FIMI V Funds will pay Ki Corporation Limited an additional amount equal to 20% of any such excess of the aggregate amounts they receive in such sales over $45,229,030, provided that such additional amount shall not exceed an aggregate of $6,461,290. The consummation of the purchase transaction is subject to certain conditions set forth in the Agreement, including the approval of the Israeli Comptroller of Restrictive Trade Practices.

(d)           Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Page 7 of 8 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2016

FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

FIMI Israel Opportunity Five, Limited Partnership By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Shira & Ishay Davidi Management Ltd. By: /s/Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

Page 8 of 8 Pages